SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.2 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine Months and Three Months Ended September 30, 2020

On November 18, 2020, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine months and three months ended September 30, 2020 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2020 and (ii) Condensed Consolidated Interim Financial Statements at September 30, 2020 as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the agreement to acquire Competitive Power Ventures group (“CPV”) including the expected terms of the agreement, including the expected timing and benefits of the acquisition, potential sources of acquisition financing, including the investment commitments under the partnership agreement, expected consideration, insurance and other potential agreements, OPC’s intention to advance CPV development projects following the acquisition and expected additional investment in CPV projects, expectations relating to incentive and tax benefit policies for renewable energy, statements with respect to CPV projects under construction, including the information regarding the projected year of commercial operation and the expected construction cost, statements with respect to CPV projects under development, expected pipeline and growth of renewable energy assets, and U.S. market renewable energy opportunity, statements with respect to the loan facility agreement with Harel Insurance Investments & Financial Services Ltd.(“Harel”), including the terms of the loan facility, OPC’s ability to draw funds under the facility and expected use of proceeds, OPC’s business strategy and plans with respect to the Zomet project, including expected commercial operation date (“COD”) and expected construction completion date, plans and expectations regarding regulatory clearances and approvals, and the technologies intended to be used thereto, statements with respect to the expected effects of planned renovation work on the OPC-Hadera power plant and expected compensation and insurance reimbursement for previous delays in OPC-Hadera’s COD, statements with respect to the expected COD of the Karish reservoir, statements with respect to the potential construction, operation and maintenance of the new 99MW power plant, including with respect to electricity sales, statements with respect to the expected effects of Covid-19, the Electricity Authority ("EA") tariffs and their expected effects on OPC, including announced changes effective for 2020, and the expected interpretation and impact of regulations and accounting standards on OPC and its subsidiaries. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include, with respect to the expected acquisition of CPV, risks relating to the proposed acquisition, related acquisition financing and other agreements not being carried out as described or at all, including that an acquisition agreement is not entered into under the proposed terms or at all, that the benefits of the acquisition do not materialize as expected or at all, expected approvals and clearances not received within the expected timing or at all, changes in OPC’s plans in connection to its advancement of and investment in CPV’s projects, changes in federal and state policies and regulations connected to incentive and tax benefit policies, with respect to CPV’s projects under construction, delays in receiving required permits, a change in the construction costs, delays in the construction, changes in the provisions of law, an increase in the financing expenses, and unforeseen expenses or other unforeseen risk, with respect to CPV’s projects under development, delays in or an inability relating to the completion of the development processes, signing agreements, assurance of financing and receipt of various approvals and permits, and changes in the US renewable energy market and expectations, the risk that the acquisition of CPV may not be completed as described or at all, OPC may fail to obtain any required approvals for its projects or meet the required conditions and milestones for continuation of its projects, risks relating to the loan facility agreement with Harel and the actual use of proceeds, OPC may be unable to complete the development of the Zomet project on a timely basis, within the expected budget, or at all, including as a result of, among others the Covid-19 outbreak, delays in CODs and costs resulting from such delays, IDE does not sign an agreement with the State of Israel and that OPC does not construct, operate or maintain the power plant or effect electricity sales as described or at all, OPC may become subject to new regulations and accounting standards or existing regulation and accounting standards may have different interpretations or impacts than expected, there may be changes to the EA tariffs with different effects on OPC's results, and other risks and factors, including the impact of the Covid-19 outbreak, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the nine months and three months ended September 30, 2020— Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2020, as published on November 18, 2020 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the nine months and three months ended September 30, 2020— Condensed Consolidated Interim Financial Statements at September 30, 2020, as published on November 18, 2020 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 18, 2020	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer